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October 4, 2021	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes
Linda	Cvrkel
Taylor	Beech
Jacqueline	Kaufman

Re:	Rent the Runway, Inc.
Amendment	No. 2 to Draft Registration Statement on Form S-1
Confidentially	submitted September 10, 2021
CIK	No. 0001468327

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 10, 2021 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on September 20, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Key Factors Affecting Our Performance

Subscriber Cohorts, page 87

1.

In the second paragraph on page 87, you discuss your contribution margins in fiscal year 2019 and the first half of fiscal year 2021. Please revise to also discuss your contribution margins for fiscal year 2020.

October 4, 2021

Response: The Company respectfully advises the Staff that it has revised page 87 of the

Registration Statement.

Brands and Products

Product ROI, page 88

2.

We note the graphic presented includes factors for fiscal year 2019. Please revise to include comparable factors for fiscal year 2020, and those for any subsequently presented interim period presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 92 of the Registration Statement to include comparable factors relating to product ROI for the six months ended July 31, 2021 and also added further explanation regarding why fiscal year 2020 is not presented to the Product ROI table footnotes. The Company respectfully advises the Staff that it does not believe including comparable factors for fiscal year 2020 would be meaningful to, and could be misleading for, investors. Including these factors would not provide a useful comparison for investors because these factors for fiscal year 2020 were distorted by COVID-19 in both positive and negative ways, including varying levels of customers’ interaction with the Company’s products, reduction of upfront cost per item acquired in that period and decreased average revenue per turn of items. Although the COVID-19 pandemic is ongoing, its impact on the Company’s business is not presently expected to be as distorted as it was for fiscal year 2020 — which is why the Company believes presenting comparable factors for the six months ended July 31, 2021 would be more meaningful for investors.

Business

The Magic of Rent the Runway, page 132

3.	Please disclose how you define “lifetime retail value” as it is used in your customer case studies on pages 132-135. Clearly disclose how it is different from “customer lifetime value.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 143-146 of the Registration Statement to remove “lifetime retail value” from the customer case studies.

Benefits for Brands, page 137

4.	Please disclose how you define “Total Lifetime UTE” as it is used on page 140, and discuss how you use the metric.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 151 of the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

October 4, 2021

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP